COMMENTS RECEIVED ON 01/07/2022

FROM DANIEL GREENSPAN

FIDELITY GREENWOOD STREET TRUST (File Nos. 333-261594 and 811-23762)

Fidelity Global Macro Opportunities Fund, Fidelity Risk Parity Fund

1)

All funds

C:

We note that material portions of the filing are incomplete at this time (e.g., fees and expenses, financial information, exhibits, etc.). Please complete and update all information that is currently in brackets or missing in the registration statement,

including exhibits, in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

R:

We will file at least one pre-effective amendment to complete portions of the filing that are incomplete, to respond to these comments and to file exhibits.

2)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

Please include a line item for Acquired Fund Fees and Expenses under Annual Fund Operating Expenses. Please apply this comment and make the necessary revisions to the disclosure for both the Fidelity Global Macro Opportunities Fund and the Fidelity Risk Parity Fund throughout the filing, as applicable.

R:

We confirm that if a fund’s acquired fund fees and expenses exceed one basis point, a separate line item will be included in the fee table pursuant to Item 3(f) of Form N−1A.

3)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

Please include in the footnote to the table that the Fund must be able to make recoupment to the adviser without exceeding the net expense ratio in place at the time such amounts were waived, and without exceeding its current net expense ratio. Please apply this comment and make the necessary revisions to the disclosure for both the Fidelity Global Macro Opportunities Fund and the Fidelity Risk Parity Fund throughout the filing, as applicable.

R:

We note that the bracketed disclosure below the fee table that addresses FDS’ right to recoup expenses (taken from Class A, M C, I, Z prospectus):

“[Fidelity Diversifying Solutions LLC (FDS) has contractually agreed to reimburse the class of shares of the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of their respective average net assets, exceed __%, __%, __%,and __% (the Expense Caps). If at any time during the current fiscal year expenses for Class A, Class M, Class C, Class I, or Class Z of the fund fall below the Expense Caps, FDS reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Caps. These arrangements will remain in effect through [___], [___]. FDS may not terminate these arrangements before the expiration date without the approval of the Board of Trustees and may extend them in its discretion after that date.]”

4)

Fidelity Global Macro Opportunities Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

We note the use of the word “global” in the name of the Fund. As such, please expressly describe how the Fund will ensure that its investments have sufficient economic ties to a number of countries throughout the world. See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

R:

We understand that the Staff takes the position that the term “global” connotes diversification among investments in a number of different countries throughout the world, and while the term “global” does not trigger application of Rule 35d−1, the Staff would expect funds using “global” in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. FDS invests the fund’s assets in underlying funds and derivatives representing equity, debt, and commodities markets across a broad range of market sectors, countries, and regions. The number of different countries represented by an underlying fund’s holdings may vary from time to time. We believe the fund’s policies are consistent with the Staff’s current position on the term “global” as set forth in the Name Test Rule Adopting Release; however, we have modified the disclosure to reflect that the fund’s exposure to global investments results from the exposure of the underlying funds and derivatives in which it invests, as follows:

•

“Allocating investments across underlying funds and derivatives that have investment exposure to a broad range of market sectors, countries, and regions, including the United States and emerging markets.”

5)

Fidelity Global Macro Opportunities Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please revise the description of the Fund’s principal investment strategies to explain the Fund’s “macro” investing approach and explain how the various bullets listed are consistent with such approach. In addition, to the extent that the Fund anticipates that certain of the strategies listed, or particular kinds of investments identified, will constitute a more significant component than others, please specify this and revise your disclosure accordingly.

R:

We will modify the disclosure to address the Staff’s comment, as follows:

•

“Using fundamental analysis to evaluate macroeconomic themes based on secular trends, business cycles and market regimes, and to invest the fund~~’s~~ in assets that offer an attractive risk/return profile in the context of those themes ~~based on themes that provide asymmetric payoffs driven by market divergence versus secular, cyclical, and geopolitical trends~~.”

6)

Fidelity Global Macro Opportunities Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please disclose the method the Fund uses for determining if a country is an emerging market.

R:

The factors FDS considers in determining whether an investment is tied economically to a particular country or region (including emerging markets) are disclosed under the heading, “Country or Geographic Region.” In the fund’s SAI, we also disclose the following information, which supplements this prospectus disclosure:

“Country or Geographic Region. Various factors may be considered in determining whether an investment is tied economically to a particular country or region, including: whether the investment is issued or guaranteed by a particular government or any of its agencies, political subdivisions, or instrumentalities; whether the investment has its primary trading market in a particular country or region; whether the issuer is organized under the laws of, derives at least 50% of its revenues from, or has at least 50% of its assets in a particular country or region; whether the investment is included in an index representative of a particular country or region; and whether the investment is exposed to the economic fortunes and risks of a particular country or region.”

7)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please delete the phrase “the full spectrum” from the third bullet point on the page or expressly describe its meaning in the given context. Please make this revision to the disclosure for both the Fidelity Global Macro Opportunities Fund and the Fidelity Risk Parity Fund throughout the filing, as applicable.

R:

We will modify the disclosure to address the Staff’s comment, as follows (using Fidelity Global Macro Opportunities as an example):

•

“Allocating the fund's assets among underlying funds and derivatives that provide exposure to ~~representing the full spectrum of~~ equity, debt, currency, and commodities markets.”

8)

Fidelity Global Macro Opportunities Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please revise the fourth bullet on the page to replace the phrase “provide asymmetric payoffs driven by market divergence versus secular, cyclical, and geopolitical trends” with a plain English description that more clearly explains this methodology and key terminology.

R:

We will modify the disclosure to address the Staff’s comment (as reflected in the response provided to comment 5), as follows:

•

“Using fundamental analysis to evaluate macroeconomic themes based on secular trends, business cycles and market regimes, and to invest the fund~~’s~~ in assets that offer an attractive risk/return profile in the context of those themes ~~based on themes that provide asymmetric payoffs driven by market divergence versus secular, cyclical, and geopolitical trends~~.”

9)

All Funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure of your principal investment strategies and risks should not be generic associated with each derivative type. (See Barry Miller letter to ICI). Please make any necessary revisions to the disclosure for both the Fidelity Global Macro Opportunities Fund and the Fidelity

Risk Parity Fund throughout the filing, as applicable.

R:

We have modified the disclosure to address the Staff’s comment, as follows:

•

“Engaging in transactions that have a leveraging effect on the fund, including long and short investments in derivatives – such as forward contracts, futures, options and swaps – and forward-settling securities, to: create and adjust the fund’s investment exposure; enhance total return; hedge against fluctuations in securities prices, interest rates, or currency exchange rates; change the effective duration of the fund’s portfolio; manage certain investment risk; ~~and~~ manage volatility; and/or substitute for the purchase or sale of securities or currencies.

10)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

We note that both the Fidelity Global Macro Opportunities Fund and the Fidelity Risk Parity Fund intend to invest up to 25% of their assets in a wholly-owned subsidiary organized under the laws of the Cayman Islands (the “Subsidiary”) that invests in commodity-linked total return swaps. Please disclose, for each Fund, that:

Comment 1:

The Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

Comment 2:

Any investment adviser to the Subsidiary complies with provisions of the Investment Company

Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act.

Comment 3:

Please be advised that any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Comment 4:

The Subsidiary complies with provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Comment 5:

The Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

In your correspondence, please:

Comment 6:

Explain whether the financial statements of the Subsidiary will be consolidated with those of the Funds. If not, please explain why not.

Comment 7:

Confirm that: (1) the Subsidiary’s management fee (including any performance fee), if any,

will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other

Expenses” in each Fund’s prospectus fee table; and (2) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

R:    Response 1:

Each fund will look through its respective Controlled Foreign Corporation (CFC) and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the CFC level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act. See also “Response 5,” below.

Response 2:

Each fund will comply with Section 15, although we note that the CFC is not a registered investment company under the 1940 Act and is therefore not required to separately comply with the provisions of the 1940 Act.

Response 3:

Fidelity Diversifying Solutions LLC (FDS) is the adviser to both the funds and their respective CFCs. We note that each CFC’s advisory contract is between its adviser, FDS, and the CFC. This contract is not a material contract with respect to each fund’s shareholders and therefore we do not believe it needs to be filed with a fund’s registration statement.

Response 4:

As previously noted, each fund will look through its CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. The CFC has the same custodian as the funds (_____).

Response 5:

We confirm that the CFC will designate an agent for service of process in the United States and that the CFC will agree to the examination of its books and records by the Staff.

Response 6:

Each fund will consolidate its financial statements with those of its underlying CFC, consistent with no-action relief dated April 29, 2008 (see Fidelity’s letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008). These financial statements will be filed on Form N-CSR.

Response 7:

Consistent with the requirements of Item 3 of Form N-1A, the fees and expenses of investing in the CFC, including the CFC’s management fee, will be included in each fund’s prospectus fee table as “Acquired Fund Fees and Expenses” (“AFFE”). Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment Company Act … but for the exceptions to that definition provided for in section 3(c)(1) and 3(c)(7) of the Investment Company Act…” Each CFC is exempt from the definition in Section 3(a) pursuant to Section 3(c)(7). Given this, we believe each CFC clearly falls within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE.

11)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Please ensure that the principal risks identified are sufficiently correlated to the Fund’s principal investment strategies. For example, you have included disclosure about the risks related to small cap investing, but this does not appear to be consonant with the principal investment strategies articulated above. As another example, you have disclosed that the Fund intends to invest in assets in a manner that “provide[s] asymmetric payoffs driven by market divergence versus secular, cyclical, and geopolitical trends,” yet you have included a risk factor for growth investing, which appears to be inconsistent with this approach. Please apply this comment, as applicable, to the principal risk disclosure for both the Fidelity Global Macro Opportunities Fund and the Fidelity Risk Parity Fund and revise the filing as necessary.

R:

We have reviewed the principal risks disclosure and will modify the disclosure to remove the risks related to small cap investing and growth investing. We  also intend to remove the disclosure related to value investing.

12)

Fidelity Risk Parity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

To the extent that the Fund anticipates that certain of the strategies listed, or particular kinds of investments identified, will constitute a more significant component than others, please specify this and revise your disclosure accordingly here and elsewhere in the filing as necessary.

R:

In response to the Staff’s comment, we have modified the order of the Principal Investment Strategies for each fund to reflect what we believe is the order of their significance.

13)

Fidelity Risk Parity Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using quantitative analysis to manage the fund’s volatility by balancing risk across four factors: growth, inflation, real rates and liquidity.“

C:

Please expand on the third bullet point in this section by discussing the four factors identified (i.e., growth, inflation, real rates and liquidity) and explain how the Fund intends to use quantitative analysis to balance these risks. Please apply this comment and make revisions to the Fund’s disclosure throughout the filing as necessary.

R:

In response to the Staff’s comment, we have modified the disclosure, as follows:

•

~~Using quantitative analysis to manage the fund’s volatility by balancing risk across four  factors: growth, inflation, real rates and liquidity.~~

“Using quantitative analysis to balance the fund’s risk across four risk factors:  growth (risk of reduced earnings expectations and increased default risk), inflation (risk of rising consumer inflation), real rates (risk of rising real interest rates), and liquidity (risk of reduced liquidity).

•

Constructing a factor portfolio for each risk factor using a broad set of asset classes whose primary risk is the associated risk factor.

•

Combining the factor portfolios, seeking to maximize the worst-case risk diversification across a set of market regimes.”

14)

Fidelity Risk Parity Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

“Allocating the fund’s assets among underlying funds and derivatives representing a broad range of asset classes including equities (including domestic, international, emerging and frontier markets equities), debt (including investment-grade debt, high yield debt, emerging markets debt, U.S. government securities, leveraged loans and international bonds), commodities and real estate.”

C:

You state that the Adviser will allocate the Fund's assets across underlying funds and derivatives representing a broad range of asset classes, including frontier markets equities. If there are principal risks unique to investing in frontier markets not otherwise addressed by this risk factor, please add risk disclosure as necessary.

R:

We can confirm that the fund will not have a principal strategy of allocating its assets across underlying funds and derivatives representing frontier markets equities. Accordingly, we will remove this reference from the fund’s disclosure.

15)

All funds

C:

Please be advised that our review of the required financial statements and related information cannot be completed until you have included such information in the registration statement by pre-effective amendment. We may have accounting and related comments on such disclosure once it has been provided.

R:

Noted.